Exhibit 2

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: 306-956-6200 Fax: 306-956-6201

Arbitration Tribunal Rules in Favour of Cameco Inc. in TEPCO Contract Dispute

Saskatoon, Saskatchewan, Canada, July 13, 2019    .    .    .    .    .    .    .    .    .     .    .    .    .

Cameco (TSX: CCO; NYSE: CCJ) announced today that a tribunal of international arbitrators (Tribunal) has ruled in favour of Cameco Inc. in its contract dispute with Tokyo Electric Power Company Holdings, Inc. (TEPCO). The Tribunal rejected TEPCO’s assertion that it had the right to terminate its uranium supply agreement alleging force majeure, and awarded damages to Cameco Inc. of $40.3 million (US). Damages were based on the Tribunal’s interpretation of losses under this supply agreement.

“We are pleased that the Tribunal agreed that TEPCO was not entitled to terminate the supply agreement, but we are disappointed with the amount of damages awarded,” said Cameco President and CEO Tim Gitzel. “However, remember we had already removed this contract from our financial outlook. So, overall the result is positive for us.”

The supply agreement does not allow for an appeal of the Tribunal’s decision. The decision of the Tribunal is subject to a confidentially order which limits the information that we are able to disclose. Cameco Inc.’s claim for damages was about $700 million (US).

Profile

Cameco is one of the world’s largest providers of uranium fuel. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Our uranium products are used to generate clean electricity in nuclear power plants around the world. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

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